27 August 2004

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Room 3099 (3-7)
Washington, D.C.20549
U.S.A.

Attn: Special Counsel
Office of Securities Exchange Act of 1934 (Ref No. 82-4359)

Provision of Information under Rule 12g3-2(b)
of the Securities Exchange Act of 1934 (Ref No. 82-4359)

Dear Sirs,

Further to the request of Want Want Holdings Ltd (the "Company"), a company organized under the laws of the Republic of Singapore ("Singapore"), to the Securities and Exchange Commission to establish the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, afforded by Rule 12g3-2(b) thereunder, attached please find the following information that the Company (a) makes or is required to make public pursuant to the laws of Singapore; (b) files or is required to file with the stock exchanges on which its securities will be traded and which are made public by such exchanges; and (c) distributes or is required to distribute to the holders of its securities. The following is the attached documents:-

1) Incorporation of New Subsidiaries

2) Termination of Joint Ventures

If you have any questions or if you require further information in connection with this application, please do not hesitate to contact the undersigned at (65) 6225 1588.

Yours faithfully
WANT WANT HOLDINGS LTD

Emily Ang
Finance & Administrative Manager

Encl.

Want Want Holdings Ltd
400 Orchard Road #17-05 Orchard Towers Singapore 238875
Tel : 65-2251588
Fax: 65-2211588

MASNET No. 29 OF 25.08.2004
Announcement No. 29

WANT WANT HOLDINGS LTD

INCORPORATION OF NEW SUBSIDIARIES

The Directors of Want Want Holdings Ltd ("the Company") wish to announce that it has incorporated the following wholly-owned subsidiaries :

No.	Name of Subsidiary	Place of Incorporation	Registered Capital	Principal Activities
1.	Guangxi Big-Want Foods Ltd	Guangxi Province, Yulin City Economic Development Zone, People's Republic of China	US$3 million	Manufacturing, processing and distribution of baked food products, dairy products, snack foods, beverages, wines and other related products and services
2.	Guangxi Want Want Foods Ltd	Guangxi Province, Yulin City Economic Development Zone, People's Republic of China	US$3 million	Manufacturing, processing and distribution of food products, dairy products, snack foods, beverages, wines and other related products and services
3.	Hangzhou Mei-Want Machinery Ltd	Zhejiang Province, Hangzhou City, Yuhang District, Linping Town, People's Republic of China	US$600,000	Design/ manufacture and sales of machineries and environmental protection technology/ facilities for grain oil, provide installation and maintenance services
4.	Dezhou Rimalt Foods Ltd	Shandong Province, Dezhou City, Qihe Economic Development Zone, People's Republic of China	US$600,000	Manufacturing, processing and distribution of food products, dairy products, snack foods, beverages and other related products and services
5.	Shandong Ming-Want Dairy Ltd	Shandong Province, Jinan City Jibei Economic Development Zone, People's Republic of China	US$2.5 million	Manufacturing, processing and sales of various types of dairy products and related services
6.	Scione International Management Consulting Co., Ltd	British Virgin Islands	US$50,000	Investment holding company (note: in relation to financial planning for Hu Nan Want Want Hospital Co., Ltd)

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the

Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 25/08/04 to the SGX

MASNET No. 46 OF 26.08.2004
Announcement No. 46

WANT WANT HOLDINGS LTD

TERMINATION OF JOINT VENTURES

The Board of Directors of Want Want Holdings Ltd ("the Company") wishes to make the following announcements:-

(1) Termination of joint venture Dalian Wanglai Pets Services Co., Ltd ("DWPS")

DWPS was 90% held by the Company and 10% by E-Ritek Co., Ltd. For the purposes of the joint venture, Eyestar Holdings Ltd ("Eyestar") was also incorporated in the British Virgin Islands with the same shareholding structure. Upon termination of the joint venture, DWPS and Eyestar have been liquidated and dissolved respectively. Total accumulated losses of DWPS and Eyestar was approximately US$984,000.

(2) Termination of joint venture Shanghai Li-Earl Foods Ltd ("SLEFL")

SLEFL was 50% held by the Company's wholly owned subsdiary Nanjing Big-Want Foods Ltd ("NBWFL") and 50% by Mdm Lin Li. Upon termination of the joint venture, NBWFL transferred its 50% shareholding interests in SLEFL to Mdm Lin Li at no cost as no capital has been injected by NBWFL into SLEFL.

The above transactions are not expected to have any material impact on the net tangible assets or earnings per share of the Company for the financial year ending 31 December 2004. None of the Directors or substantial shareholders of the Company has any interest, direct or indirect, in the aforesaid transactions.

Submitted by Adams Lin Feng I, Group Vice President and Director on 26/08/04 to the SGX